Ballard Power Systems Inc.

News Release
Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Powered Mercedes-Benz Citaro Fuel Cell Buses Roll Onto Roads in Beijing, China

For Immediate Release – November 23, 2005

Vancouver, Canada – Ballard Power Systems’ (TSX: BLD; NASDAQ: BLDP) Chairman and Interim President and Chief Executive Officer, John Sheridan, was in Beijing, China today, along with representatives from Ballard’s Alliance partner, DaimlerChrysler, and Chinese industry and government officials, to attend the launch of three Mercedes-Benz Citaro fuel cell buses. The buses, powered with Ballard® heavy-duty fuel cell engines, will enter revenue service in the city as part of a two-year demonstration project being led by the Chinese Ministry of Science & Technology, with support from both the Global Environment Facility and the United Nations Development Program.

“Governments and regions around the world are assembling the building blocks of the hydrogen economy in fuel cell vehicle demonstrations,” said Mr. Sheridan. “Fuel cells and hydrogen can play a critical role in the development of a sustainable transportation strategy in China. Fleet demonstrations, like the one here in Beijing, will seed the market and will provide many people with the opportunity to experience first-hand the clean, quiet and comfortable ride of zero-emission transportation alternatives.”

The fuel cell bus program will support China’s ability to use hydrogen as a clean, efficient, safe and sustainable energy resource. The purpose of the project is to support the development of fuel cell technology and to demonstrate the viability of fuel cell power for day-to-day operation of transit buses under specific climatic and topographical conditions.

“China, with its booming economy and the fastest growing auto market in the world, is in a perfect position to be an important leader in making fuel cell technology the ultimate zero-emission automotive solution,” continued Mr. Sheridan. “Fuel cells – and fuel cells alone — address the challenges of energy security, diminishing oil reserves, urban air quality and energy efficiency. China is to be commended for its leadership and commitment to zero emission urban transit.”

Ballard’s Role in Bus Demonstration Programs

Since 1993, Ballard has demonstrated close to 50 buses (fuel cell and fuel cell hybrid) in 12 countries, testing five generations of heavy-duty fuel cell bus engines. Today, Ballard powers the CUTE, ECTOS and STEP bus demonstration programs in Europe, Australia and now China, with its Alliance partner, DaimlerChrysler. In addition, Ballard fuel cells are also powering three Gillig-built fuel cells buses in Santa Clara, California.

To learn more about Ballard’s participation in demonstration programs, visit:
http://www.ballard.com/be_informed/fuel_cell_technology/demonstration_programs#

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.